CAGNY 2020 February 19, 2020

Disclosures This presentation has been prepared and issued by Nomad Foods Limited (the "Company"). This Presentation has been provided solely for information and background. The information in this Presentation is provided as at the date of the Presentation (unless stated otherwise). This Presentation does not constitute or form part of, and should not be construed as: (i) an offer, solicitation or invitation to subscribe for, sell or issue, underwrite or otherwise acquire any securities or financial instruments, nor shall it, or the fact of its communication, form the basis of, or be relied upon in connection with, or act as any inducement to enter into any contract or commitment whatsoever with respect to such securities or financial instruments; or (ii) any form of financial opinion, recommendation or investment advice with respect to any securities or financial instruments. Certain statements and matters discussed in this Presentation, as well as the accompanying oral presentation, may constitute forward-looking statements. Forward-looking statements are statements that are not historical facts and may be identified by words such as "aim", "anticipate", "believe", "continue", "estimate", "expect", "intend", "may", "should", "strategy", "will" and words of similar meaning, including all matters that are not historical facts. This Presentation includes forward- looking statements regarding the Company’s (i) beliefs regarding consumer trends, including the movement towards meat-free consumption and growth in the frozen food category in Europe and beliefs regarding reasons for frozen to perform better; (ii) expectations regarding the Company’s strategy to sustain its growth, including, to focus, invest, innovate, optimize and acquire; (iii) goal to create a consistent range of plant protein products that allows consumers to reduce their meat intake and increase their vegetable consumption through a wide range of options and its beliefs regarding its right to win in the meat substitutes space; (iv) expectations regarding the expansion of Green Cuisine across Western Europe in 2020, the expected impact of the Green Cuisine business on the Company’s growth, the amount and timing of anticipated revenues from Green Cuisine and the anticipated use of future gross profits from Green Cuisine; beliefs regarding Green Cuisine’s importance in the Company’s portfolio, unique positioning in the marketplace and the use of media to advertise the brand; (v) beliefs regarding its ability to develop, produce and distribute frozen food products effectively and efficiently; (vi) expectations regarding the Company’s mergers and acquisitions (“M&A”) ambitions, including the Company’s near-term focus, longer-term ambitions and potential acquisitions; (vii) intentions to use the Company’s cash primarily for acquisitions and the nature of such acquisitions; (viii) expectations regarding the Company’s transformation strategy including, introduction of “Big Bet” innovations, driving top-tier employee engagement and actively pursuing accretive M&A; (ix) expectations regarding the Company’s net revenue management strategies and strategies to increase penetration in certain marketing channels; (x) expectations regarding the Company’s methods to drive advertising efficiency and impact and consumer led innovation; (xi) expectations regarding outsized growth from CORE products and slower growth or even declines in the rest of products and the resulting impact on LSD% growth; (xii) expectations to strengthen the Company’s partnerships through more collaborative and strategic joint business plans; (xiii) expectations regarding inflation in 2020 and the contributing factors and expectations that gross margin and EBITDA margins will be roughly flat in 2020; (xiv) expectations regarding a greater balance between price and volume in 2020; (xv) the Company’s long term growth algorithm with respect to organic revenue growth, Adjusted EBITDA, Total Shareholder Return, Free Cash Flow productivity, and acquisitions and synergies; and (xvi) expectations regarding the preliminary fourth quarter and full year, and future operating and financial performance of the Company, including the Company’s preliminary fourth quarter and full year 2019 and 2020 guidance with respect to organic revenue growth , Adjusted EBITDA and Adjusted EPS, as applicable. The forward-looking statements in this Presentation speak only as of the date hereof and are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although the Company believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) the risk that the Company’s actual financial results for the fourth quarter and full year 2019 may differ materially from those set forth in this press release as a result of the completion of year-end closing procedures, final adjustments, or other developments arising between now and the time that our financial results are finalized; (ii) the Company’s ability to successfully implement its strategies or strategic initiatives and recognize the anticipated benefits of such strategic initiatives; (iii) the Company’s ability to accurately predict the performance of its Green Cuisine brand and its impact on the Company’s growth; (iv) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in Western Europe; (v) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (vi) the effects of reputational damage from unsafe or poor quality food products; (vii) the Company’s ability to successfully execute its M&A ambitions, including its ability to identify suitable acquisition targets and successfully complete acquisitions; (viii) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (ix) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (x) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xi) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials; (xii) the Company’s ability to protect its brand names and trademarks; (xiii) uncertainty about the terms of the trade agreement between the UK and the EU associated with Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xiv) loss of the Company’s financial arrangements with respect to receivables factoring; (xv) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvi) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xvii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xviii) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xix) changes in applicable laws or regulations; and (xx) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. In addition, these forward-looking statements and the information in this Presentation are qualified in their entirety by cautionary statements and risk factor disclosures contained in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2019. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company and its affiliates expressly disclaim any intention, obligation or undertaking to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. This Presentation shall not, under any circumstances, create any implication that there has been no change in the business or affairs of the Company since the date of this Presentation or that the information contained herein is correct as at any time subsequent to its date. No statement in this Presentation is intended as a profit forecast or estimate. This Presentation includes certain additional key performance indicators which are considered non-IFRS financial measures including, but not limited to, organic revenue growth and Adjusted EBITDA. Nomad Foods believe these non-IFRS financial measures provide an important alternative measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results.

Agenda 1 A Leader in Frozen Food 2 Accelerating Plant Protein 3 Raising the Bar 4 Financial Highlights

Nomad Foods is Europe’s Leading Frozen Food Company Revenue By Category net consecutive years of €2b+ revenues 3 organic revenue growth other pizza 6% 8% poultry 8% fish #1 market share 100% 40% within Western Europe frozen food meals of revenues in 9% frozen food primary countries potatoes across Western 4,800 10% 13 vegetables Europe company employees 19% 4 Note: all figures above apply to full year 2019

Nomad is Also the Third Largest Branded Frozen Food Company in the World €6.2 Global Frozen Savory (2019) Total Branded Retail Sales Value, bn €4.2 €3.3 €2.1 €2.1 €2.0 €1.5 €1.3 €1.2 €1.1 Source: Euromonitor 5

Sustainability Is a Fundamental Pillar of our Business 6

Why Invest in Nomad Foods? • Undisputed market leader in a growing category • A leading portfolio committed to sustainable eating • Experienced leadership team • Focused strategy resulting in consistent execution • Organic and M&A growth opportunities • Solid balance sheet • Strong free cash flow profile • Proven track record of value creation 7

A Portfolio of Iconic Brands with High Brand Awareness 8

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Twelve Consecutive Quarters of Organic Revenue Growth NOMAD FOODS Quarterly Organic Revenue Growth 5.9% 5.6% 4.2% 3.5% 3.5% 2.9% 2.5% 1.9% 1.7% 1.3% 1.1% 0.9% Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2017 2017 2017 2017 2018 2018 2018 2018 2019 2019 2019 2019 10

A Track Record of Solid Shareholder Value Creation 3 YR CAGR 23% 13% S&P 500 -1% S&P 500 Food 3 year trailing share price appreciation through February 15, 2020 11

Nomad is the Undisputed Leader in European Frozen Food Western Europe Savory Frozen Food €27B Total Retail Sales Value Source: Euromonitor, 2019; branded only 12

Frozen Food is a Growing Category with Macro Tailwinds The Frozen Food Market Frozen is Aligned with Is Growing in Europe Consumer Trends 1 Health & Wellness • locks in nutrients & taste • 3x more vitamin C than fresh • no artificial additives or preservatives required for freezing 2 Convenience • quick & easy • over-indexes to e-commerce • access to produce all year round 3 Sustainability • reduces food waste by more than 30% 2019 Western Europe • produces 50% less CO2 than chilled Frozen Growth = 2% 13

Frozen Grew Across Most of Western Europe in 2019 6% Frozen Savory RSV Growth 52 week growth to December 2019 6% 5% 5% 4% 2% 2% 2% 1% 0% -1% -2% UK Germany Italy France Spain Sweden Belgium Austria Portugal Holland Norway Ireland Note: Frozen category above defined as Nomad category footprint in respective markets 14 Source: Nielsen, IRI (ranked left to right in order of category footprint size)

Frozen Food Shares Similarities and Differences When Comparing Western Europe to North America 5 Year Per Capita Largest Private Label CAGR Consumption Sub-Category Market Share Market Leader(s) Western +1-2% Europe 2014 2019 North +1-2% America 2014 2019 Source: Euromonitor 15

Our Strategy Focus Invest Innovate Optimize Acquire 16

Our Strategy Focus Invest Innovate Optimize Acquire 17

Creating Focus Through Strategic Portfolio Choices CORE SECONDARY BRANDED PRODUCTS 70% of revenues 10% of revenues strategic, fully funded and accretive to growth & margins managed for margin & cash flow OTHER BRANDED PRODUCTS 10% of revenues managed for cash flow 18

Our Strategy Focus Invest Innovate Optimize Acquire 19

Investing Across the Business to Sustain Organic Revenue Growth Investing Partnering with Delivering Developing in Our Brands Our Retailers Breakthrough Innovation Our People 20

Our Strategy Focus Invest Innovate Optimize Acquire 21

Accelerating Plant Protein 1 A Leader in Frozen Food 2 Accelerating Plant Protein 3 Raising the Bar 4 Financial Highlights

A Shift to a More Sustainable Diet Can Have a Profound Effect on Climate Change “Shifts in dietary choices towards foods with lower emissions and requirements for land, along with reduced food loss and waste, could reduce emissions and increase adaptation options.” Intergovernmental Panel on Climate Change (IPCC) October 2018 23

Nearly One-Third of Evening Meal Occasions in the United Kingdom are Now Meat-Free Number of meat-free evening meal occasions in the UK 92% of plant-based meals are eaten by non-vegans 2014 2015 2016 2017 2018 Source: Kantar Worldpanel, UK 24

Green Cuisine Adds a New and Exciting Dimension to a Portfolio that is Already Flexitarian at Heart Fish Vegetables Meat Substitutes

The Market for Meat Substitutes is Still in its Infancy Consumers are at different stages of their journey to reduce meat and 1 increase vegetable consumption This is still an immature category even in the most advanced markets – 2 it’s hard to find, hard to shop, hard to do 3 There is a perception of limited and pretty uninspiring choice They are not just doing one thing when reducing meat – it’s not a choice 4 between either meat analogue or veg components 26

European Countries are at Different Stages of Development for Meat Substitute Products Sweden € 6.82 United Kingdom € 4.38 North America € 1.88 Finland € 1.63 Frozen Meat Substitutes Norway € 1.57 Per Capita Consumption, 2019 Denmark € 1.02 Netherlands € 0.81 Italy € 0.67 Germany € 0.66 >10% Belgium € 0.35 Growth Across Western Europe Portugal € 0.22 France € 0.09 Spain € 0.02 Source: Euromonitor 27

We Have a Strong Right to Win in This Space Frozen Market Unparalleled A Portfolio Flexitarian Unique Positioning Leadership Route to Market At Its Core of Green Cuisine 60% of revenues in fish and vegetables 28

Introduced in 2019, Green Cuisine is a New Range of Frozen Products Powering Consumers’ Lives with Plants • Serving consumers across all meat-free need states • Leveraging European leadership in frozen • New and improved recipe which is winning versus the competition • Strong consumer-led positioning with modern and distinct design • Supported by impactful multi-channel media investment • Pan European launch in 2020 29

Green Cuisine is Uniquely Positioned in the Marketplace A Great TASTING Product Focused on SUSTAINABILITY Consumer taste tests Sourced from sustainable crops beating the competition such as pea protein Delivering on NUTRITION Short ingredient list, low in sat fat, high in fiber 30

Green Cuisine Offers Consumers a Wide Range of Meat Free Solutions Meat Substitute Vegetarian Ready Components Components Meals 31

Green Cuisine Has Performed Well Since Launching in the UK in 2019 Green Cuisine, UK 4W Retail Sales Value March 2019 – January 2020 #3 meat-free frozen brand in less than 12 months Mar Jul Sep Nov Jan 32

Green Cuisine Will Expand Across Western Europe in 2020 2019 UK Ireland H1 2020 Germany France Netherlands Italy Belgium Austria Countries in green denote markets planning to sell Green Cuisine by the end of 2020. 33

Green Cuisine Will be a Significant Driver of Growth In the Coming Years €100+ REVENUE MILLION BY 2022 34

Our Strategy Focus Invest Innovate Optimize Acquire 35

Raising the Bar 1 A Leader in Frozen Food 2 Accelerating Plant Protein 3 Raising the Bar 4 Financial Highlights

Applying Neuroscience to Drive Advertising Efficiency & Impact Leverage Brand Assets With Strong Systematic Use of Neuroscience To Proven Predictive Power Allows For Advertising Development Pre-Test Creative Optimization Before Airing 37

Piloting Big Data and Machine Learning to Drive More Consumer Led Innovation Web Listening Machine Learning Marketing Facts identifies emerging features & enables us to test millions of these removes our biases & benefits variations with consumers liberates our time 38

A Diversified Customer Base Across Multiple Channels Revenue By Channel Others Private Label 1% 7% Foodservice 5% Hard Discount 3% e-commerce 5% Branded Traditional Retail 79% 39

A Multi-Channel Approach to Increasing Penetration with Growth Across All Core Channels Traditional Retail e-commerce Hard Discount creating more space & place for Driving double-digit growth in a attracting new consumers through frozen savory and our brands channel where frozen over-indexes select strategic partnerships 40

Raising The Bar on Net Revenue Management STRATEGIC Pricing Multi-year pricing and portfolio opportunities based on brand strength and developed to reduce elasticity impact PROMO Optimization Utilization of promotions as a strategic driver of margin and penetration Use of superior joint business plans and trade terms to ensure excellent LEVERAGING execution of key initiatives Trade Terms 41

A Step Up in Supply Chain Productivity >2% annual reduction in cost of goods PROCUREMENT MANUFACTURING NETWORK Productivity Efficiency Optimization Note reduction in cost of goods reflects productivity contribution and is before the effect of inflation 42

Financial Highlights 1 A Leader in Frozen Food 2 Accelerating Plant Protein 3 Raising the Bar 4 Financial Highlights

Long Term Growth Algorithm ORGANIC ADJUSTED TOTAL Revenue Growth EBITDA Shareholder Return Low-single digit Mid-single digit Double-digit + growth growth growth Free Cash Flow productivity Impact from Acquisitions & Synergies would be incremental 44

Preliminary Fourth Quarter and Full Year 2019 Commentary Fourth Quarter 2019 Full Year 2019 ORGANIC ORGANIC Revenue Growth 1.7% Revenue Growth 2.1% ADJUSTED approximately ADJUSTED approximately EBITDA €116m EBITDA €432m Full year 2019 Adjusted EBITDA ahead of prior guidance range 45

Introducing 2020 Guidance ORGANIC ADJUSTED Revenue Growth EBITDA growth at a approximately Low-single digit €440 - €445 rate million Impact from potential acquisitions announced in 2020 could prove incremental to this view 46

Our Strategy Focus Invest Innovate Optimize Acquire 47

Acquisitions Are the Primary Intended Use of Cash CONSOLIDATE EUROPEAN FROZEN PURSUE UNIQUE OPPORTUNITIES Across geographies, categories & channels Beyond European Frozen QUALITY Food Assets ACCRETIVE STRONG to long-term Financial shareholder Returns value LONG-TERM GOAL Generate top tier TSR by building and growing a portfolio of best in class food assets 48

Nomad Foods is on a Journey to Transformation Rebuild Turnaround Sustained Growth 2015 - 2016 2017 - 2018 2019 - o Refocused on the core o Returned to organic growth o Introduce “Big Bet” innovations o Created a strong company culture o Recruited leading industry talent o Drive top-tier employee engagement o Restored brand strength o Re-activated M&A strategy o Actively pursue accretive M&A 49

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QUESTIONS?

Appendix

Reconciliation of reported to organic revenue growth

Year on Year Growth – December 31, 2019 compared with December 31, 2018

	Q1 2019	Q2 2019	Q3 2019	Q4 2019	FY2019
	YoY Growth	YoY Growth	YoY Growth	YoY Growth	YoY Growth
Reported Revenue Growth	14.6%	10.2%	1.8%	2.2%	7.0%
Of which:					
- Organic Revenue Growth	0.9%	3.5%	2.5%	1.7%	2.1%
- Acquisitions	13.8%	7.0%	0.0%	0.0%	4.9%
- Trading Day Impact	0.0%	0.0%	0.0%	0.0%	0.0%
- Translational FX (a)	(0.1%)	(0.3%)	(0.7%)	0.5%	0.0%
Total	14.6%	10.2%	1.8%	2.2%	7.0%

Year on Year Growth – December 31, 2018 compared with December 31, 2017

	Q1 2018	Q2 2018	Q3 2018	Q4 2018	FY2018
	YoY Growth	YoY Growth	YoY Growth	YoY Growth	YoY Growth
Reported Revenue Growth	1.5%	6.6%	15.6%	21.0%	11.0%
Of which:					
- Organic Revenue Growth	2.9%	1.3%	1.9%	4.2%	2.6%
- Acquisitions	0.0%	6.4%	14.7%	17.3%	9.4%
- Trading Day Impact	0.0%	0.0%	0.0%	0.0%	0.0%
- Translational FX (a)	(1.4%)	(1.1%)	(1.0%)	(0.5%)	(1.0%)
Total	1.5%	6.6%	15.6%	21.0%	11.0%

Year on Year Growth – December 31, 2017 compared with December 31, 2016

	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY2017
	YoY Growth	YoY Growth	YoY Growth	YoY Growth	YoY Growth
Reported Revenue Growth	(2.9%)	0.5%	4.4%	4.7%	1.5%
Of which:					
- Organic Revenue Growth	1.1%	3.5%	5.9%	5.6%	3.9%
- Acquisitions	0.0%	0.0%	0.0%	0.0%	0.0%
- Trading Day Impact	(1.7%)	0.0%	0.0%	0.0%	(0.5%)
- Translational FX (a)	(2.3%)	(3.0%)	(1.5%)	(0.9%)	(1.9%)
Total	(2.9%)	0.5%	4.4%	4.7%	1.5%

(a) Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process

Nomad Foods
Serving the world with better food

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